SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

_______________________

NEXTNAV INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

65345N106

(CUSIP Number of Class

of Securities)

_______________________

Charles L. Frischer

3156 East Laurelhurst Drive

Seattle, WA 98105

(917) 528-1465

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 6

CUSIP No. 65345N106	13D	Page 2 of 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☐ (b) ☒
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,547,183
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 7,547,183
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,547,183
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 6.8%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65345N106	13D	Page 3 of 6

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends certain information contained in the Schedule 13D filed by Charles Frischer on March 5, 2024, with respect to his interests in the Common Stock, par value $0.0001 per share (the “Shares”) of NextNav Inc., a Delaware corporation (the “Issuer”) (the “13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds of Other Consideration.

Item 3 is amended by adding the following:

Charles Frischer purchased 1,694,622 Shares in the aggregate from March 5, 2024 through March 15, 2024 for an aggregate purchase price of $5,997,758. Mr. Frischer used his personal funds and funds in his IRA to acquire these Shares.

Item 5. Interest of Securities of the Issuer.

Item 5 is amended by adding the following:

(a) and (b) Beneficial ownership

As of the date of this Amendment No. 1 to Schedule 13D, Mr. Frischer directly or through his IRA owns 7,547,183 Shares, which includes warrants exercisable for Shares at a price of $2.16 per share, warrants exercisable for Shares at a price of $11.50 per share, and options exercisable for Shares at prices of $3.00, $4,00, $5.00, $7.00 and $10.00 per Share. Accordingly, assuming exercise of all warrants and options, Mr. Frischer owns 7,547,183 Shares representing approximately 6.8% of the total outstanding Shares. The percentages set forth above and on the cover page hereto represent the percentage of the outstanding Shares based on a total of 111,189,983 Shares outstanding as of March 8, 2024, which amount is derived from amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2023.

(c)       Transactions during the past sixty days

Information with respect to the Reporting Person’s transactions effected during the past 60 days are set forth on Annex A hereto.

(d)       Right to receive dividends or proceeds

Not applicable.

(e)       Beneficial ownership of less than five percent

Not applicable.

CUSIP No. 65345N106	13D	Page 4 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed on behalf of the Reporting Person.

Dated as of:  March 20, 2024

/s/ Charles Frischer
Charles Frischer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 65345N106	13D	Page 5 of 6

ANNEX A

Schedule of Transactions in Common Shares of the Issuer

During the Past 60 Days

Date of Transaction	Quantity Purchased	Price per Share
3/18/24 3/18/24 3/15/24 3/14/24 3/13/24 3/12/24 3/11/24 3/8/24	200 46,900 85,522 10,156 2,304 14,131 236,568 501	4.12 4.08 4.14 4.90 5.26 5.16 4.45 3.60

Schedule of Transactions of warrants of the Issuer

During the Past 60 Days

Date of Transaction	Quantity Purchased	Price per Share
3/18/24 3/18/24 3/15/24 3/14/24 3/13/24 3/12/24 3/11/24	799 37,401 2,000 10,156 1,674 112,326 68,000	1.26 1.34 1.30 4.90 1.31 1.20 1.11

CUSIP No. 65345N106	13D	Page 6 of 6

Schedule of Transctions of options of the Issuer

During the Past 60 Days

Date of Transaction	Quantity Purchased	Price per Share

3/18/24

3/18/24

3/18/24

3/18/24

3/18/24

3/18/24

3/18/24

3/18/24

3/15/25

3/15/24

3/15/24

3/15/24

3/15/24

3/15/24

3/15/24

3/15/24

3/15/24

3/15/24

3/15/24

3/14/24

3/14/24

3/14/24

3/14/24

3/14/24

3/14/24

3/13/24

3/13/24

3/13/24

3/13/24

3/12/24

3/8/24

	83,000 110,000 1,000 1,000 11,500 57,000 97,000 7,000 162,000 60,000 10 280 546,000 (298,000) 153,300 103,000 1,000 1,000 2,000 5,000 3,000 3,000 42,000 8,000 (12,000) 60,000 70 10 170 11,800 10,300	2.03 2.25 1.15 2.00 2.96 3.00 1.20 1.40 2.55 2.53 1.66 1.33 1.07 Expired Exercised(2) 3.26 1.91 2.31 1.41 2.46 1.07 1.91 2.93 1.51 0.07 3.50 2.99 2.56 1.94 1.30 .31

(1)	All purchases were effected through open market or privately negotiated transactions

(2)	Exercise of option with strike price of $4.00 per Share.